Exhibit 12.1

Summit Properties Partnership, L.P.
Calculation of Ratio of Earnings to Fixed Charges
Year Ended December 31, 2004

Net Income	$ 159,733
Interest:
Expense incurred	41,058
Amortization of deferred financing costs	1,551
Rental fixed charges	93
Total	$ 202,435

Fixed charges:
Interest expense	$ 41,058
Interest capitalized	9,376
Dividends to preferred unitholders in operating parthership	4,813
Rental fixed charges	93
Amortization of deferred financing costs	1,551
Total	$ 56,891

Ratio of earnings to fixed charges	3.56